UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (AMENDMENT NO. 2)


                                NRG ENERGY, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    629377508
                                 (CUSIP Number)

               MATLINPATTERSON GLOBAL OPPORTUNITIES PARTNERS L.P.
          MATLINPATTERSON GLOBAL OPPORTUNITIES PARTNERS (BERMUDA) L.P.
                       MATLINPATTERSON GLOBAL ADVISERS LLC
                       MATLINPATTERSON GLOBAL PARTNERS LLC
                      MATLINPATTERSON ASSET MANAGEMENT LLC
                               MATLINPATTERSON LLC
                                MARK R. PATTERSON
                                 DAVID J. MATLIN
                            (Name of Persons Filing)


                                  ROBERT WEISS
                       MATLINPATTERSON GLOBAL ADVISERS LLC
                               520 MADISON AVENUE
                            NEW YORK, NEW YORK 10022
                            TELEPHONE: (212) 651-9525
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                December 13, 2004
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.         629377508                                                    3

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON:

     MATLINPATTERSON GLOBAL OPPORTUNITIES PARTNERS L.P.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                      (a)   [_]
                                                                      (b)   [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS: AF, WC

--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E):
                                                                            [_]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  DELAWARE

--------------------------------------------------------------------------------
                                 7.    SOLE VOTING POWER:        -0-
NUMBER OF SHARES
BENEFICIALLY                    ------------------------------------------------
OWNED BY                         8.    SHARED VOTING POWER:      15,947,947
EACH
REPORTING                       ------------------------------------------------
PERSON                           9.    SOLE DISPOSITIVE POWER:   -0-
WITH
                                ------------------------------------------------
                                10.    SHARED DISPOSITIVE POWER: 15,947,947

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     15,947,947
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                           [_]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 15.9%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:  PN

--------------------------------------------------------------------------------

CUSIP No.         629377508                                                    4

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON:

     MATLINPATTERSON GLOBAL OPPORTUNITIES PARTNERS (BERMUDA) L.P.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                      (a)   [_]
                                                                      (b)   [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS: AF, WC

--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E):
                                                                            [_]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  BERMUDA

--------------------------------------------------------------------------------
                                 7.    SOLE VOTING POWER:        -0-
NUMBER OF SHARES
BENEFICIALLY                    ------------------------------------------------
OWNED BY                         8.    SHARED VOTING POWER:      5,557,097
EACH
REPORTING                       ------------------------------------------------
PERSON                           9.    SOLE DISPOSITIVE POWER:   -0-
WITH
                                ------------------------------------------------
                                10.    SHARED DISPOSITIVE POWER: 5,557,097

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     5,557,097
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                           [_]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.6%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:  PN

--------------------------------------------------------------------------------

CUSIP No.         629377508                                                    5

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON:

     MATLINPATTERSON GLOBAL ADVISERS LLC
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                      (a)   [_]
                                                                      (b)   [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS: AF, WC

--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E):
                                                                            [_]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  DELAWARE

--------------------------------------------------------------------------------
                                 7.    SOLE VOTING POWER:        -0-
NUMBER OF SHARES
BENEFICIALLY                    ------------------------------------------------
OWNED BY                         8.    SHARED VOTING POWER:      21,505,044
EACH
REPORTING                       ------------------------------------------------
PERSON                           9.    SOLE DISPOSITIVE POWER:   -0-
WITH
                                ------------------------------------------------
                                10.    SHARED DISPOSITIVE POWER: 21,505,044

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     21,505,044
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                           [_]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 21.5%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:  IA

--------------------------------------------------------------------------------

CUSIP No.         629377508                                                    6

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON:

     DAVID J. MATLIN
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                      (a)   [_]
                                                                      (b)   [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS: AF, WC

--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E):
                                                                            [_]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  DELAWARE

--------------------------------------------------------------------------------
                                 7.    SOLE VOTING POWER:        -0-
NUMBER OF SHARES
BENEFICIALLY                    ------------------------------------------------
OWNED BY                         8.    SHARED VOTING POWER:      21,505,044
EACH
REPORTING                       ------------------------------------------------
PERSON                           9.    SOLE DISPOSITIVE POWER:   -0-
WITH
                                ------------------------------------------------
                                10.    SHARED DISPOSITIVE POWER: 21,505,044

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     21,505,044
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                           [_]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 21.5%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:  IN

--------------------------------------------------------------------------------

CUSIP No.         629377508                                                    7

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON:

     MARK R. PATTERSON
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                      (a)   [_]
                                                                      (b)   [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS: AF, WC

--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E):
                                                                            [_]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  DELAWARE

--------------------------------------------------------------------------------
                                 7.    SOLE VOTING POWER:        -0-
NUMBER OF SHARES
BENEFICIALLY                    ------------------------------------------------
OWNED BY                         8.    SHARED VOTING POWER:      21,505,044
EACH
REPORTING                       ------------------------------------------------
PERSON                           9.    SOLE DISPOSITIVE POWER:   -0-
WITH
                                ------------------------------------------------
                                10.    SHARED DISPOSITIVE POWER: 21,505,044

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     21,505,044
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                           [_]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 21.5%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:  IN

--------------------------------------------------------------------------------

CUSIP No.         629377508                                                    8

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON:

     MATLINPATTERSON GLOBAL PARTNERS LLC
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                      (a)   [_]
                                                                      (b)   [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS: AF, WC

--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E):
                                                                            [_]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  DELAWARE

--------------------------------------------------------------------------------
                                 7.    SOLE VOTING POWER:        -0-
NUMBER OF SHARES
BENEFICIALLY                    ------------------------------------------------
OWNED BY                         8.    SHARED VOTING POWER:      21,505,044
EACH
REPORTING                       ------------------------------------------------
PERSON                           9.    SOLE DISPOSITIVE POWER:   -0-
WITH
                                ------------------------------------------------
                                10.    SHARED DISPOSITIVE POWER: 21,505,044

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     21,505,044
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                           [_]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 21.5%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:  HC

--------------------------------------------------------------------------------

CUSIP No.         629377508                                                    9

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON:

     MATLINPATTERSON ASSET MANAGEMENT LLC
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                      (a)   [_]
                                                                      (b)   [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS: AF, WC

--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E):
                                                                            [_]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  DELAWARE

--------------------------------------------------------------------------------
                                 7.    SOLE VOTING POWER:        -0-
NUMBER OF SHARES
BENEFICIALLY                    ------------------------------------------------
OWNED BY                         8.    SHARED VOTING POWER:      21,505,044
EACH
REPORTING                       ------------------------------------------------
PERSON                           9.    SOLE DISPOSITIVE POWER:   -0-
WITH
                                ------------------------------------------------
                                10.    SHARED DISPOSITIVE POWER: 21,505,044

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     21,505,044
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                           [_]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 21.5%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:  HC

--------------------------------------------------------------------------------

CUSIP No.         629377508                                                   10

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON:

     MATLINPATTERSON LLC
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                      (a)   [_]
                                                                      (b)   [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS: AF, WC

--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E):
                                                                            [_]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  DELAWARE

--------------------------------------------------------------------------------
                                 7.    SOLE VOTING POWER:        -0-
NUMBER OF SHARES
BENEFICIALLY                    ------------------------------------------------
OWNED BY                         8.    SHARED VOTING POWER:      21,505,044
EACH
REPORTING                       ------------------------------------------------
PERSON                           9.    SOLE DISPOSITIVE POWER:   -0-
WITH
                                ------------------------------------------------
                                10.    SHARED DISPOSITIVE POWER: 21,505,044

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     21,505,044
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                           [_]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 21.5%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:  HC

--------------------------------------------------------------------------------

EXPLANATORY NOTE

                  This Amendment No. 2 ("AMENDMENT NO. 2") to Schedule 13D is filed by the undersigned to amend and supplement the statement on Schedule 13D originally filed on December 15, 2003 (the "INITIAL STATEMENT") as amended by Amendment No. 1 to Schedule 13D filed on January 5, 2004 ("AMENDMENT NO. 1," and together with the Initial Statement and this Amendment No. 2, the "STATEMENT") for the purpose of disclosing the agreement to sell securities by the certain of the Reporting Persons pursuant to the stock purchase agreement described in this Statement. Unless otherwise indicated, all capitalized terms shall have the same meaning as provided in the Initial Statement.

ITEM 1.           SECURITY AND ISSUER.

                  No Change.

ITEM 2.           IDENTITY AND BACKGROUND.

                  No Change.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  No Change.

ITEM 4.           PURPOSE OF TRANSACTION.

                  No Change.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  No Change.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE COMMON STOCK OF THE ISSUER.

                  Item 6 is hereby amended and restated in its entirety as follows:
                  Pursuant to a Registration Rights Agreement (the "COMMON STOCK REGISTRATION RIGHTS AGREEMENT") dated as of December 5, 2003, entered into among the

Issuer, Matlin Partners (Delaware), Matlin Partners (Bermuda) and the other parties thereto the date on which the shares of Common Stock will be issued to the parties thereto, Matlin Partners (Delaware) and Matlin Partners (Bermuda) has the right, on the terms and conditions set forth therein, to require the Issuer to register for sale to the public their shares of Common Stock. Reference is made to the Form of Common Stock Registration Rights Agreement filed as Exhibit 3 to the Initial Statement, which is incorporated herein by reference.

                  The Issuer, Matlin Partners (Delaware) and Matlin Partners (Bermuda) agreed to enter into a Registration Rights Agreement (the "NOTES REGISTRATION RIGHTS AGREEMENT") dated as of December 5, 2003, if Matlin Partners (Delaware) or Matlin Partners (Bermuda) were issued notes, on the terms and conditions set forth therein, with respect to their notes. Reference is made to the Form of Notes Registration Rights Agreement filed as Exhibit 4 to the Initial Statement, which is incorporated herein by reference. The Notes Registration Rights Agreement was never entered into since neither Matlin Partners (Bermuda) nor Matlin Partners (Delaware) received any notes.

                  The Issuer, Matlin Partners (Delaware), Matlin Partners (Bermuda) and Matlin Advisers entered into a Stock Purchase Agreement (the "STOCK PURCHASE AGREEMENT") dated as of December 13, 2004, pursuant to which Matlin Partners (Delaware) has agreed to sell 9,640,683 shares of Common Stock to the Issuer and Matlin Partners (Bermuda) has agreed to sell 3,359,317 shares of Common Stock to the Issuer and the Issuer has agreed to repurchase such shares from each of them, subject to the terms and conditions set forth in the Stock Purchase Agreement. Reference is made to the Stock Purchase Agreement filed as Exhibit 6 to this Statement, which is incorporated herein by reference. In accordance with the Stock Purchase Agreement, the Common

Stock Registration Rights Agreement will be terminated upon the closing of the transactions contemplated by the Stock Purchase Agreement. If the closing under the Stock Purchase Agreement does not occur as a result of certain events, the number of demand registrations Matlin Partners (Delaware) and Matlin Partners (Bermuda) have under the Common Stock Registration Rights Agreement will be reduced from two to one. Pursuant to the Stock Purchase Agreement, if the closing thereunder occurs, Matlin Partners (Delaware), Matlin Partners (Bermuda) and Matlin Advisers agree that they and their affiliates will not (i) acquire voting securities of Company and not to take certain other actions with respect to the Company for two years (or a shorter period, in certain circumstances) and
(ii) sell Common Stock for ninety days after such closing.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  6. Stock Purchase Agreement, dated as of December 13, 2004, by and among MatlinPatterson Global Advisers LLC, MatlinPatterson Global Opportunities Partners, L.P., MatlinPatterson Global Opportunities Partners (Bermuda) L.P. and NRG Energy, Inc.

                                    SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated:  December 13, 2004



                                          MATLINPATTERSON LLC


                                          By:  /s/ Mark R. Patterson
                                               --------------------------------
                                               Name:  Mark R. Patterson
                                               Title:  Member


                                          MATLINPATTERSON ASSET MANAGEMENT LLC


                                          By:  /s/ Mark R. Patterson
                                               --------------------------------
                                               Name:  Mark R. Patterson
                                               Title:  Chairman


                                          MATLINPATTERSON GLOBAL ADVISERS LLC


                                          By:  /s/ Mark R. Patterson
                                               --------------------------------
                                               Name:  Mark R. Patterson
                                               Title:  Chairman


                                          MATLINPATTERSON GLOBAL PARTNERS LLC


                                          By:  /s/ Mark R. Patterson
                                               --------------------------------
                                               Name:  Mark R. Patterson
                                               Title:  Chairman

                                          MATLINPATTERSON GLOBAL
                                          OPPORTUNITIES PARTNERS L.P.


                                          By:  MatlinPatterson Global
                                               Partners LLC


                                          By:  /s/ Mark R. Patterson
                                               --------------------------------
                                               Name:  Mark R. Patterson
                                               Title:  Director


                                          MATLINPATTERSON GLOBAL OPPORTUNITIES
                                          PARTNERS (BERMUDA) L.P.


                                          By:  MatlinPatterson Global
                                               Partners LLC


                                          By:  /s/ Mark R. Patterson
                                               --------------------------------
                                               Name:  Mark R. Patterson
                                               Title:  Director


                                          DAVID J. MATLIN


                                          By:  /s/ David J. Matlin
                                               --------------------------------
                                               David J. Matlin


                                          MARK R. PATTERSON


                                          By:  /s/ Mark R. Patterson
                                               --------------------------------
                                               Name:  Mark R. Patterson